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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                 Commission File Number 0-19627

                          NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q
             [ ] Form N-SAR

For Period Ended:            September 30, 1996
[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-K      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:       N/A

        Read attached instructions sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:      N/A

                        PART I - REGISTRANT INFORMATION

Full name of registrant          BioLase Technology, Inc.

Former name if applicable



Address of principal executive office (street and number)

                                 981 Calle Amanecer

City, State and Zip Code         San Clemente, CA 92673

                       PART II - RULE 12b-25 (b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box.)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                              PART III - NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                The Company has not completed the compilation of all necessary financial data and has not had the opportunity to have the data examined in final form by its independent accountants. Accordingly, the Company is unable to timely file its Quarterly Report on Form 10-QSB without unreasonable effort and expense.

                The Company anticipates the filing of its Report to occur no later than Tuesday, November 19, 1996, in accordance with the extension period specified within Rule 12b-25, section (b)(2)(ii) of the Regulations under the Securities Exchange Act of 1934.

                          PART IV - OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

Stephen R. Tartamella                 714                361-1200, extension 112
---------------------                 ---                -----------------------
       (Name)                    (Area Code)               (Telephone Number)

        (2) Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such a report(s) been filed? If the answer is no, identify report(s).
                                                           [X] Yes    [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X] Yes    [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                The Company's primary focus during the three and nine-month periods ended September 30, 1996 was on the development of new technology and related products. As a result, revenues are anticipated to be significantly lower and net loss higher than the corresponding periods of the previous fiscal year. Revenues for the three and nine-month periods ended September 30, 1996 are expected to be between thirty and forty-two percent of the $441,000 and $1,033,000 reported, respectively, for the three and nine-month periods ended September 30, 1995. The net loss for the three months ended September 30, 1996 is expected to be more than double the $256,000 loss reported for the 1995 quarter, and the net loss for the nine months ended September 30, 1996 is expected to exceed the $1,430,000 loss reported for the comparable 1995 period by between fifteen and twenty percent.

                            BioLase Technology, Inc.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

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Date  November 15, 1996       By /s/ Stephen R. Tartamella
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                                 Stephen R. Tartamella, Chief Financial Officer

        Instruction.    The form may be signed by an executive officer of the
registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                              GENERAL INSTRUCTIONS

        1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

        2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

        3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

        4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.